Mail Stop 3-9								December 9, 2004

Julianne Lu
Chief Executive Officer
China Health Holding, Inc.
666 Burrard Street
Suite 3400
Vancouver, British Columbia
Canada V6C 2X8

Re:	China Health Holding, Inc.
	Registration Statement on Form SB-2/A
      Filed November 22, 2004
	File Number 333-119034

 Dear Ms. Lu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. There appear to be conflicting statements regarding the amount of time the Company can fund operations. In the risk factor titled, "Our financial status creates doubt..." on page 2, you indicate that you have sufficient capital resources to fund current operations for
12-24 months whereas in "Plan of Operation" on page 13, you indicate that your cash will satisfy requirements for 6 months. Please clarify this disclosure so that the two statements are reconciled.

Plan of Distribution, page 10
2. Please revise your statement that any broker-dealers who execute sales for the selling shareholders may be deemed to be underwriters to clarify that broker dealers will be deemed to be underwriters.

Plan of Operation, page 12
3. In addition, in prior comment 27, we requested that the Company "allocate the amounts necessary over the next 12 months to cover all budget expenses deemed material." However, we could not locate this information, other than a reference to expected media expenses of $200,000 in the Business section. Please help us identify this information in the document.
4. Please revise to indicate when you expect your website to be operational and if you expect it to be multilingual at that time.
5. Do you have any agreements with retail and/or wholesale distributors? When do you expect to commence sales through these parties?
6. Have you located sites to establish retail stores? If you have, disclose when you expect to begin establishing these sites. If you have not, please disclose your expected timeframe for locating sites and beginning retail operations in North America.

Research and Development, page 13
7. Please revise to move the last paragraph, which discloses that you currently do not have any rights to these products, to precede the description of the products.
8. Disclose whether you will need the approval of the FDA or foreign regulators before you can sell these products. If you will, will you need to repeat the clinical studies that you reference or perform additional clinical studies?
9. We note your statements that you these products have been subject to clinical studies. Please revise to describe the clinical testing that was performed. Did the parties conducting these studies consult with the FDA or foreign regulators in designing the studies?
10. Please disclose you performed statistical analyses on the results of these clinical trials and the p values if you have. If you did not perform statistical analyses, revise to disclose that statistical analyses were not performed and the significance of not performing these analyses.


Business, page 14
11. Please revise the descriptions of each of your product lines to clarify that your products are considered to be dietary supplements, as opposed to pharmaceutical products or drugs and therefore they are not subject to the stringent clinical tests to which pharmaceutical products are subjected.

Certain Relationships and Related Transactions, page 32
12. Please revise to state whether each of these transactions is on terms as favorable as could have been obtained from unrelated third parties.

Note 2.  Significant Accounting Policies (page F-8)
Revenue Recognition
13. Please clarify in the disclosure when title and risk of loss transfer to the customer (i.e. FOB shipping point or FOB destination).

Note 9. Commitments (page F-16)
14. Please refer to your response to comment 50. We note that you intend to account for any payments made, in cash or issuance of shares as per your amended agreement, in accordance with the method discussed in your response to comment 48. Your response to comment
48 indicates that your intangibles have an indefinite life.
Please
clarify to us why you believe an indefinite life would be appropriate for the license payments.

Exhibit 5
15. We note the statement in the legal opinion that the securities will be legally and validly issued and non-assessable when issued in the manner described in the registration statement. Since the securities are already outstanding and are being registered for resale, please revise to state that they are legally and validly issued, fully paid and non assessable.

Item 26.  Recent Sales of Unregistered Securities
16. It appears that shares issued on the same day should have the same fair value. Please revise the fair value of the shares and the related service expense or advise us as to why you do not think a revision is appropriate.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 942-2976 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.
   Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	David Schubauer
   	Sichenzia Ross Friedman Ference LLP
   	1065 Avenue of the Americas
   	New York, NY 10018

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China Health Holding, Inc.
Page 5